Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration No. 333-216005
Supplement dated April 29, 2019)

Celanese US Holdings LLC

$500,000,000 3.500% Senior Notes due 2024
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Term Sheet
April 29, 2019

Issuer:	Celanese US Holdings LLC

Guarantors:	Celanese Corporation and certain subsidiaries of the Issuer

Principal Amount:	$500,000,000

Title of Securities:	3.500% Senior Notes due 2024 (the “Notes”)

Maturity:	May 8, 2024

Offering Price:	99.895%, plus accrued interest from May 8, 2019, if settlement occurs after that date.

Coupon:	3.500%

Yield to Maturity:	3.523%

Spread to Benchmark Treasury:	+ 120 bps

Benchmark Treasury Price/ Yield:	99-21 / 2.323%

Benchmark Treasury:	UST 2.250% due April 30, 2024

Interest Payment Dates:	May 8 and November 8 each year, commencing November 8, 2019

Record Dates:	April 23 and October 24 of each year

Optional Redemption:	Make-whole call at T+20 bps

In addition, commencing April 8, 2024 (one month prior to the maturity of the Notes), the Issuer may redeem some or all of the Notes at any time and from time to time at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.

Co-Managers:
Barclays Capital Inc.
Commerz Markets LLC
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
PNC Capital Markets LLC
SMBC Nikko Securities America, Inc.
UniCredit Capital Markets LLC
U.S. Bancorp Investments, Inc.

Trade Date:	April 29, 2019

Settlement Date:	May 8, 2019 (T+7)

We expect that delivery of the Notes will be made to investors on or about May 8, 2019, which will be the seventh business day following the date of pricing of the Notes (such settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof or the next succeeding four business days will be required, by virtue of the fact that the Notes initially settle in T+7, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Distribution:	SEC Registered Offering

Net Proceeds:	We estimate that the net proceeds from this offering of the Notes will be $496,475,000 after deducting the underwriting discount for this offering.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP Number:	15089QAJ3

ISIN Number:	US15089QAJ31

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, by calling J.P.

Morgan Securities LLC collect at 1-212-834-4533 or by calling or emailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com.

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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